SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 1 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934

                               RISCORP, INC.
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                             (Name of Issuer)

         Shares of Class A Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                 767597107
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                              (CUSIP NUMBER)

                          BLAVIN & COMPANY, INC.
                        29621 Northwestern Highway
                        Southfield, Michigan  48034
                         Tel. No.: (248) 213-0457
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                 Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                               April 3, 1998
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP No. 767597107           13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blavin & Company, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                          (a) [  ]
                                                       (b) [  ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF      7    SOLE VOTING POWER           1,340,500
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      1,340,500
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,340,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                         [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.70%

14   TYPE OF REPORTING PERSON*

     CO



     *SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP No. 767597107           13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Paul W. Blavin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                          (a) [  ]
                                                       (b) [  ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           1,340,500
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      1,340,500
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,340,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                         [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.70%

14   TYPE OF REPORTING PERSON*

     IN



     *SEE INSTRUCTIONS BEFORE FILLING OUT



                AMENDMENT NO. 1 TO SCHEDULE 13D

          This Amendment No. 1 to Schedule 13D (the "Schedule 13D") is being filed on behalf of Blavin & Company, Inc., a Delaware corporation ("BCI"), and Mr. Paul W. Blavin, the principal of BCI, as an amendment to the initial statement on Schedule 13D, relating to shares of Class A Common Stock of Riscorp, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission on March 27, 1998 (the "Initial Schedule 13D").

          This Amendment No. 1 to Schedule 13D relates to shares of Class A Common Stock of the Issuer purchased by BCI for the account of (i) PWB Value Partners, L.P. ("PWB"), of which BCI is the general partner, and (ii) two institutional clients for which BCI acts as investment advisor (collectively, the "Clients"). The Initial Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

          As of April 9, 1998, BCI had invested (i) $1,637,537.93 in shares of Class A Common Stock through PWB and (ii) $902,166.18 and $386,673.88 in shares of Class A Common through each of the Clients, all as described in
Item 5 below. The source of these funds was the working capital of each of PWB and the Clients, as the case may be.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Initial Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

          (a) As of April 9, 1998, BCI and Mr. Blavin are beneficial owners of 1,340,500 shares of Class A Common Stock of the Issuer or 10.70% of the shares outstanding. The 1,340,500 shares described above are beneficially owned by BCI and Mr. Blavin for the account of PWB and each of the Clients, as the case may be.

          The number of shares beneficially owned by BCI and Mr. Blavin and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of BCI and Mr. Blavin on April 9, 1998 is based on 12,533,671 outstanding shares of Class A Common Stock as of February 27, 1998 as reported in the Issuer's Form 10-K filed with the Commission on March 27, 1998.

          (c) The transactions in the Issuer's securities by BCI during the period of March 28, 1998 to April 9, 1998 are listed as Annex A attached hereto and made apart hereof.



                            ANNEX A


 Transaction           Buy/       Quantity     Price per
     Date              Sell       (shares)     Share ($)
 ------------       ---------    ---------     ---------

   4/01/98            Buy         10,000        2.3950
   4/02/98            Buy         74,500        2.3950
   4/03/98            Buy         45,000        2.3950
   4/06/98            Buy         40,000        2.4184
   4/07/98            Buy         20,000        2.3950
   4/08/98            Buy         15,000        2.3012
   4/09/98            Buy        102,000        2.3012
                                 -------
                                 306,500
                                 =======



                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 9, 1998



                              Blavin & Company, Inc.


                              By: /S/ PAUL W. BLAVIN
                                 ---------------------------
                                PAUL W. BLAVIN, President



                              /S/ PAUL W. BLAVIN
                              ------------------------------
                              PAUL W. BLAVIN